SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                   Three year period ending December 31, 2006

                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

          Statement Pursuant to Section 12(i) of Public Utility Holding
              Company Act of 1935 by a Person Regularly Employed or
            Retained by a Registered Holding Company or a Subsidiary
         Thereof and Whose Employment Contemplates Only Routine Expenses
                           as Specified in Rule 71(b)


     1.   Name and business address of person filing statement.

          See attached Exhibit A.

     2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

          Not applicable.

     3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

          Enron Corp. ("Enron") and its subsidiaries.

     4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

          See attached Exhibit A.

     5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3.

          See Exhibit B, submitted under a request for confidential treatment.

        (b)  Basis for compensation if other than salary.

          Bonuses may be paid in certain instances in addition to salary.

          6. Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

          (a)  Total amount of routine expenses charged to client:

               Not applicable.

          (b)  Itemized list of all other expenses:

               None.

                                   SIGNATURES

          Each person signing below signs this form only with respect to the information related to such person.


Northern Plains Natural Gas Company employees


By:                /s/ Bambi Heckerman                  Date:  October 11, 2004
        ------------------------------------------
        Bambi Heckerman
        Director, Regulatory Affairs

By:                /s/   Billi Harrill                  Date:   October 11, 2004
        ------------------------------------------
        Billi Harrill
        Manager, Accounting Control

By:               /s/ Jody Warner                       Date:   October 11, 2004
        ------------------------------------------
        Jody Warner
        Account Manager, Marketing


By:               /s/ Mark Mickelberg                   Date:   October 11, 2004
        ------------------------------------------
        Mark Mickelberg
        Project Manager, Operations


By:               /s/ Patricia M. Wiederholt            Date:   October 11, 2004
        ------------------------------------------
        Patricia M. Wiederholt
        Partnership Controller

                                  Exhibit Index



A.   Information Responsive to Items 1 and 4 (filed herewith).

B. Compensation to be Received (submitted under a request for confidential treatment).